21005033

SION

ANNUAL AUDITED REPORT

SEC Mail Processing Section

FEB 01 2022

Washington DC 416

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-69269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/20 (MM/DD/YY) AND ENDING 11/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T&G Private Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 16th Floor
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-23-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T&G Private Capital LLC, as of November 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Clarke Gray
Signature

CFO
Title

Micah A. Taylor Esq
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in New York County
Commission Expires December 15, 2025

1/27/22

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of Taylor & Gray LLC
Member of T&G Private Capital LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T&G Private Capital LLC as of November 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of T&G Private Capital LLC as of November 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of T&G Private Capital LLC's management. Our responsibility is to express an opinion on T&G Private Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T&G Private Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of T&G Private Capital LLC's financial statements. The supplemental information is the responsibility of T&G Private Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 11 and 12 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as T&G Private Capital LLC's auditor since 2017.
New York, New York
January 27, 2022

T&G PRIVATE CAPITAL LLC
Statement of Financial Condition
November 30, 2021

ASSETS:	
Cash	$ 47,218
Accounts receivable	55
Prepaid expenses	1,897
TOTAL ASSETS	$ 49,170
LIABILITIES AND MEMBER'S EQUITY:	
Accounts payable and accrued expenses	$ 6,291
Due to Parent	26,607
Deferred revenue	1,105
TOTAL LIABILITIES	34,003
Member's Equity	15,167
TOTAL MEMBER'S EQUITY	15,167
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 49,170

See accompanying notes to financial statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

T&G PRIVATE CAPITAL LLC (the "Company" or "TGPC"), a wholly owned subsidiary of Taylor & Gray LLC ("T&G"or "Parent"), was established as a Delaware limited liability company as a U.S. broker dealer. Pursuant to a continuing membership application approved on December 21, 2017 by the Financial Industry Regulatory Authority ("FINRA"), the Company, formerly known as Hudsonfield Securities, was acquired by T&G. The acquisition was effected on January 8, 2018 as the new owners acquired all the outstanding capital shares from the former owners. TGPC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in providing a platform for investment banking solutions within a fully regulatory compliant umbrella.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Revenue Recognition (cont'd)

In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company generates fee revenue by providing a platform for registered independent contractors conducting institutional investment banking services. Those fees are recognized as the service is performed and there is persuasive evidence that the Company's services have been substantially completed and collection of fees is reasonably assured. For the year ended November 30, 2021, the Company had revenue of $16,127 and unearned revenue from platform fees of $1,105.

Income Taxes

The Company is a single member LLC, and is therefore a disregarded entity for income tax purposes; however, the Company's income and expenses are included in its Parent's (an LLC filing as a partnership) income tax returns. The members of the Parent LLC are taxed on their proportionate share of the Parent LLC's federal, state and local taxable income. Being that the Parent is an LLC, and thus a non-taxable entity, there is no current or deferred tax expense to be allocated to the Company and as a result there is no provision or liability for federal, state and local income taxes to be included in the financial statements.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of November 30, 2021, all prior returns for (2018, 2019 and 2020) are the open federal, state and local tax years. There were no interest or penalties recorded during the year ended November 30, 2021.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation insurance and when receivables are not collateralized. Management reviews the credit worthiness of counterparties and the registered independent contractors it admits to its platform. There have been no losses related to these risks.

Credit Losses

Effective December 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified fees and other receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of December 1, 2020. According, the Company recognized no adjustment upon adoption. The Company had accounts receivable as of November 30, 2020 and 2021 of $0 and $55, respectively.

Note 2 - Net Capital Requirements

As a member of FINRA and being registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2021 the ratio of aggregated indebtedness to net capital was 2.57 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At November 30, 2021 the Company had net capital of $13,215 which was $8,215 in excess of its minimum net capital requirement of $5,000.

The Company may file as exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 3 - Income Taxes

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of November 30, 2021, no liability for unrecognized tax benefits was required to be recorded. In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statements. As of November 30, 2021, there were no unrecognized tax benefits.

Note 4 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Related Party Transactions

TGPC entered into an expense sharing agreement (the "ESA") with T&G effective January 1, 2018. In accordance with the terms of the ESA certain operating expenses of TGPC can be paid by T&G. These expenses shall include, but are not limited to, rent, utilities, information technology infrastructure, printing and telephone fees and such other operating expenses incurred by TGPC. The term of the ESA shall be effective from January 1, 2018 and may be terminated by T&G for any reason upon written notice to TGPC.

Note 5 - Related Party Transactions(cont'd)

Pursuant to the terms of the ESA, T&G advanced on behalf of TGPC a total of $11,022 representing compensation, rent expense, regulatory and audit fees during the year ended November 30, 2021.

Note 6 - Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $1,662 for the year ended November 30, 2021.

It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

Note 7 - COVID-19

The World Health Organization characterized the outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets.

The Company's business operations and revenue sources have not been impacted by COVID-19. However, if the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be materially adversely affected.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to November 30, 2021, through January 27, 2022, the date when the financial statements were issued.